Exhibit 99.2

Second Quarter Report – 2009

Consolidated Statements of Earnings (Loss)

(US dollars in millions, except for share and per share amounts – Unaudited)
			Three Months Ended June 30		Six Months Ended June 30
	Note		2009	2008	2009	2008
Revenues	12		$628.6	$631.7	$1,253.4	1,258.4
Operating expenses			303.5	318.9	562.1	577.4
Depreciation and depletion	12		127.8	119.9	254.1	231.1
Earnings from mine operations			197.3	192.9	437.2	449.9
Corporate administration (1)			35.5	41.4	65.5	66.5
Exploration			6.5	15.3	14.6	27.8
Earnings from operations	12		155.3	136.2	357.1	355.6
Other income (expenses)
Interest and other income (expenses)			(4.7)	9.1	(5.0)	18.8
Interest expense and finance fees	5	(b)	(24.0)	(0.6)	(24.5)	(6.2)
Share of income of equity investee			-	0.1	-	3.9
Loss on foreign exchange	6	(b)	(326.3)	(91.2)	(209.6)	(157.8)
Gain (loss) on non-hedge derivatives, net	6	(a)	8.7	(0.7)	9.7	(32.3)
Gain (loss) on securities, net	6	(a)	0.1	-	0.4	(1.5)
Gain on disposition of Silver Wheaton shares			-	-	-	292.5
Dilution gains (loss)			-	(0.7)	(0.7)	1.4
			(346.2)	(84.0)	(229.7)	118.8
Earnings (loss) before taxes and non-controlling interests			(190.9)	52.2	127.4	474.4
Income and mining taxes	8		(41.5)	(61.6)	(68.6)	(245.2)
Non-controlling interests			0.8	0.2	0.5	(8.9)
Net earnings (loss)			$(231.6)	$(9.2)	$59.3	$220.3
(1)Stock based compensation expense (non-cash item) included in corporate administration	9	(b)	$12.4	$15.3	$21.9	$19.7
Net earnings (loss) per share
Basic			$(0.32)	$(0.01)	$0.08	$0.31
Diluted	9	(d)	$(0.32)	$(0.01)	$0.08	$0.31
Weighted average number of shares outstanding (000’s)	9	(d)
Basic			730,539	710,774	730,147	709,740
Diluted			730,539	710,774	736,259	714,479

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 46

Second Quarter Report – 2009

Consolidated Balance Sheets

 (US dollars in millions – Unaudited)
	Note		June 30 2009	December 31 2008
Assets
Cash and cash equivalents	11		$866.0	$262.3
Marketable securities	6	(a)	12.9	10.1
Accounts receivable			212.0	178.6
Income and mining taxes receivable			35.2	15.6
Future income and mining taxes			4.6	3.3
Inventories and stockpiled ore			285.9	226.2
Other			82.5	66.2
Current assets			1,499.1	762.3
Mining interests	4		17,560.6	17,062.5
Deposits on mining interest expenditures			176.3	229.3
Goodwill			761.8	761.8
Stockpiled ore			89.6	92.6
Investments	6	(a)	198.3	71.9
Other			23.8	28.4
			$20,309.5	$19,008.8
Liabilities
Accounts payable and accrued liabilities			$330.5	$294.0
Income and mining taxes payable			200.9	-
Future income and mining taxes			39.4	181.5
Current portion of long-term debt	5		12.5	-
Current liabilities			583.3	475.5
Income and mining taxes payable			10.4	28.0
Future income and mining taxes			3,444.3	3,203.9
Long-term debt	5		705.4	5.3
Reclamation and closure cost obligations			275.2	273.1
Other			24.2	12.7
			5,042.8	3,998.5
Non-controlling interests			50.3	51.2
Shareholders’ Equity
Common shares, share purchase warrants, stock options and convertible senior notes	9		12,836.5	12,625.2
Retained earnings			2,230.5	2,237.0
Accumulated other comprehensive income	10		149.4	96.9
			2,379.9	2,333.9
			15,216.4	14,959.1
			$20,309.5	19,008.8

Commitments (note 6(b))

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

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Second Quarter Report – 2009

Consolidated Statements of Cash Flows

 (US dollars in millions – Unaudited)
			Three Months Ended June 30		Six Months Ended June 30
	Note		2009	2008	2009	2008
Operating Activities
Net earnings (loss)			$(231.6)	$(9.2)	$59.3	$220.3
Reclamation expenditures			(6.5)	(5.3)	(10.7)	(8.5)
Items not affecting cash
Depreciation and depletion			127.8	119.9	254.1	231.1
Accretion on convertible senior notes	5	(b)	2.0	-	2.0	-
Stock based compensation expense	9	(b)	12.4	15.3	21.9	19.7
Share of income of equity investee			-	(0.1)	-	(3.9)
Unrealized loss (gain) on non-hedge derivatives	6	(a)	(5.9)	(9.8)	(6.8)	13.7
Loss (gain) on securities, net	6	(a)	(0.1)	0.1	(0.4)	1.0
Gain on disposition of Silver Wheaton shares			-	-	-	(292.5)
Dilution loss (gain)			-	0.7	0.7	(1.4)
Future income and mining taxes	8		37.7	17.8	7.5	126.4
Non-controlling interests			(0.8)	(0.2)	(0.5)	8.9
Transaction costs on convertible senior notes expensed	5	(b)	18.6	-	18.6	-
Unrealized loss on foreign exchange and other	6	(b)	323.0	97.1	205.8	150.6
Change in non-cash working capital	11		(12.9)	(41.6)	10.3	(64.4)
Cash provided by operating activities			263.7	184.7	561.8	401.0
Investing Activities
Expenditures on mining interests	12		(260.0)	(252.9)	(520.2)	(447.6)
Deposits on mining interest expenditures	12		(91.4)	(50.3)	(185.6)	(174.7)
Proceeds from disposition of Silver Wheaton shares, less cash			-	-	-	1,505.1
Purchase of securities	6	(a)	(46.2)	-	(67.7)	-
Other			1.3	(3.1)	1.6	(3.6)
Cash provided by (used in) investing activities			(396.3)	(306.3)	(771.9)	879.2
Financing Activities
Debt borrowings	5		1,125.1	-	1,329.1	-
Debt repayments	5		(355.0)	-	(460.0)	(645.0)
Transaction costs on convertible senior notes	5	(b)	(22.8)	-	(22.8)	-
Common shares issued, net			21.8	39.4	32.2	79.8
Dividends paid to common shareholders			(32.9)	(32.0)	(65.8)	(63.9)
Cash provided by (used in) financing activities			736.2	7.4	812.7	(629.1)
Effect of exchange rate changes on cash and cash equivalents			1.6	6.1	1.1	(1.1)
Increase (decrease) in cash and cash equivalents			605.2	(108.1)	603.7	650.0
Cash and cash equivalents, beginning of period			260.8	1,268.9	262.3	510.8
Cash and cash equivalents, end of period			$866.0	$1,160.8	$866.0	$1,160.8

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

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Second Quarter Report – 2009

Consolidated Statements of Shareholders’ Equity

(US dollars in millions, shares in thousands – Unaudited)
	Common Shares
	Shares	Amount	Share Purchase Warrants	Stock Options and Restricted Share Units	Convertible Senior Notes	Retained Earnings	Accumulated Other Comprehensive Income	Total
At January 1, 2008	708,351	$11,772.8	$42.0	$115.6	$-	$890.1	$158.1	$12,978.6
Stock options exercised and restricted share units issued and vested	5,667	152.2	-	(48.4)	-	-	-	103.8
Fair value of stock options and restricted share units issued and vested	-	-	-	40.4	-	-	-	40.4
Shares, options and warrants issued in connection with the acquisition of Gold Eagle	15,582	536.6	8.0	6.0	-	-	-	550.6
Dividends declared	-	-	-	-	-	(128.7)	-	(128.7)
Net earnings	-	-	-	-	-	1,475.6	-	1,475.6
Other comprehensive loss	-	-	-	-	-	-	(61.2)	(61.2)
At December 31, 2008	729,600	12,461.6	50.0	113.6	-	2,237.0	96.9	14,959.1
Stock options exercised and restricted share units issued and vested (note 9(b))	1,827	53.8	-	(21.6)	-	-	-	32.2
Fair value of stock options and restricted share units issued and vested (note 9(b))	-	-	-	24.2	-	-	-	24.2
Convertible senior notes issued, net of issue costs (note 5(b))	-	-	-	-	154.9	-	-	154.9
Dividends declared	-	-	-	-	-	(65.8)	-	(65.8)
Net earnings	-	-	-	-	-	59.3	-	59.3
Other comprehensive income	-	-	-	-	-	-	52.5	52.5
At June 30, 2009	731,427	$12,515.4	$50.0	$116.2	$154.9	$2,230.5	$149.4	$15,216.4

Shareholders’ equity (note 9)

Accumulated other comprehensive income (note 10)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 49

Second Quarter Report – 2009

Consolidated Statements of Comprehensive Income (Loss)

(US dollars in millions – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Net earnings (loss)	$(231.6)	$(9.2)	$59.3	$220.3
Other comprehensive income (loss):
Gain on available-for-sale securities, net of tax expense of $2.6 million three months ended; $8.6 million six months ended (2008 – $2.4 million three months ended; $9.3 million six months ended)(note 6(a))	25.7	5.9	52.5	0.7
Adjustment arising from disposition of Silver Wheaton shares	-	-	-	(17.7)
Non-controlling interests	-	-	-	(1.3)
Other comprehensive income (loss)	25.7	5.9	52.5	(18.3)
Comprehensive income (loss)	$(205.9)	$(3.3)	$111.8	$202.0

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2009

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s producing mining properties are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/zinc/lead project in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala and the Pueblo Viejo gold/silver/copper project (40% interest) in the Dominican Republic. At June 30, 2009 Goldcorp also owned a 66% interest in Terrane Metals Corp (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold-copper project in Canada.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, except as described in note 3. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at June 30, 2009 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal mining properties of Goldcorp and their geographic locations at June 30, 2009, are listed below:

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, and Cochenour gold project
Porcupine Mines (“Porcupine”)	Canada	100%	Consolidated	Porcupine mines and Hollinger gold project
Musselwhite Mine (“Musselwhite”)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore gold project
Terrane Metals Corp. (“Terrane”)	Canada	66%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
San Dimas Mine (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mine
Los Filos Mines (“Los Filos”)	Mexico	100%	Consolidated, except for El Limón which is accounted for by the equity method	Los Filos mines and El Limón gold project
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito gold/silver/zinc/lead project

GOLDCORP | 51

Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco gold/silver project
Minerales Entre Mares de Honduras SA (“San Martin”)	Honduras	100%	Consolidated	San Martin mine (in reclamation)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold/silver/copper project

All intercompany transactions and balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting policies implemented effective January 1, 2009

On January 1, 2009, the Company adopted the Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supercedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC – 174 did not result in a material impact on the Company’s consolidated financial statements.

Accounting policies to be implemented effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted. The Company is considering early adoption of these sections, which requires that all three sections be adopted at the same time.

GOLDCORP | 52

Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

4.	MINING INTERESTS

	June 30, 2009			December 31, 2008
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mining properties	$16,238.2	$(938.5)	$15,299.7	$15,872.6	$(792.5)	$15,080.1
Plant and equipment	2,860.9	(600.0)	2,260.9	2,448.2	(465.8)	1,982.4
	$19,099.1	$(1,538.5)	$17,560.6	$18,320.8	$(1,258.3)	$17,062.5

A summary by property of the net book value is as follows:
	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	June 30 2009	December 31 2008
Red Lake	$369.8	$2,120.0	$2,489.8	$285.1	$2,774.9	$2,773.0
Porcupine	112.4	148.2	260.6	164.3	424.9	441.5
Musselwhite	71.0	145.7	216.7	138.8	355.5	337.3
Éléonore gold project	-	809.9	809.9	-	809.9	805.3
Terrane	-	196.0	196.0	-	196.0	189.5
Wharf	11.7	-	11.7	7.5	19.2	21.5
Marigold	54.2	115.8	170.0	46.9	216.9	206.4
San Dimas	26.5	-	26.5	0.5	27.0	18.9
Los Filos	366.1	169.1	535.2	193.1	728.3	723.5
El Sauzal	131.4	82.1	213.5	8.6	222.1	272.4
Peñasquito (a)(b)	-	8,579.2	8,579.2	1,132.2	9,711.4	9,314.7
Mexican exploration projects	-	167.3	167.3	-	167.3	167.3
Alumbrera	347.5	-	347.5	188.6	536.1	566.1
Marlin	487.1	233.4	720.5	62.4	782.9	802.3
Cerro Blanco	-	50.0	50.0	3.2	53.2	47.6
Corporate and other	-	-	-	27.7	27.7	23.3
	$1,977.7	$12,816.7	$14,794.4	$2,258.9	$17,053.3	$16,710.6
Investments accounted for using the equity method
Pueblo Viejo (c)	-	417.5	417.5	-	417.5	262.1
El Limón project (c)	-	87.8	87.8	2.0	89.8	89.8
	-	505.3	505.3	2.0	507.3	351.9
	$1,977.7	$13,322.0	$15,299.7	$2,260.9	$17,560.6	$17,062.5

(a)
Included in the carrying amount is capitalized interest during the three and six months ended June 30, 2009 in the amount of $nil (three months ended June 30, 2008 - $nil; six months ended June 30, 2008 - $ 1.4 million).

(b)
During the three and six months ended June 30, 2009, the Company capitalized $0.4 million and $2.3 million, respectively, relating to stock options vested during the period (three and six months ended June 30, 2008 - $ nil). (note 9(b))

(c)
The equity investments in these exploration/development stage properties have no current operations. The carrying amounts represent the fair values of the properties at the time they were acquired, plus subsequent expenditures which have been invested in property development.

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

5.	LONG TERM DEBT

	June 30 2009	December 31 2008
C$40 million non-revolving term loan (a)	$12.5	$5.3
$862.5 million convertible senior notes (b)	705.4	-
	717.9	5.3
Less: current portion of long-term debt	12.5	-
	$705.4	$5.3

(a)
On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane's long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan project. At June 30, 2009, Terrane had C$14.5 million outstanding under 90 day Bankers Acceptances with a weighted average annual effective interest rate of 1.70%. This amount is classified as current liabilities at June 30, 2009.

(b)
On June 5, 2009, the Company issued convertible senior notes (“the notes”) with an aggregate principal amount of $862.5 million. The notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the notes may convert the notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from October 1, 2009 to May 1, 2014, subject to certain market and other conditions. The notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The notes are accounted for as compound financial instruments comprised of a liability and an equity component. Of the total proceeds of $862.5 million, $703.4 million was allocated on initial recognition to the liability component, representing the present value of the Company’s contractual obligation to make principal and interest payments using an annual interest rate of 6.33%, being management’s estimate of the interest rate available on similar borrowings without the conversion feature at the time the notes were issued. The remaining amount of $159.1 million was allocated on initial recognition to the equity component, representing the value of the call options granting the holders the right to convert into common shares of the Company. Total transaction costs of $22.8 million were allocated in proportion to the allocation of proceeds. The amount allocated to the liability of $18.6 million was expensed on initial recognition and included in finance fees.

The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion is included in interest expense during each period based on the annual effective interest rate of 6.33% per annum. Interest expense for the three and six months ended June 30, 2009 amounted to $3.2 million which includes $2.0 million of accretion.

(c)
On May 18, 2007, the Company entered into a $1.5 billion revolving credit facility. The revolving credit facility is unsecured and amounts drawn are required to be refinanced or repaid on or by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s debt ratings, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s debt ratings. There was no amount outstanding under this facility at December 31, 2008. At March 31, 2009, the balance outstanding was $95.0 million. A portion of the proceeds from issuance of the notes on June 5, 2009 (note 5(b)) was used to repay the outstanding balance of $355.0 million under this facility. At June 30, 2009, the outstanding balance under this facility was $nil.

GOLDCORP | 54

Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

6.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities

The Company’s financial instruments at June 30, 2009 and December 31, 2008 consist of cash; short-term money market investments; marketable securities; accounts receivable; investments in equity securities and warrants; accounts payable and accrued liabilities; current and long-term debt including convertible debt; and foreign currency, heating oil and copper contracts.

The carrying amounts of cash, short-term money market investments, accounts receivable and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The carrying amounts of the Company’s revolving credit facility and non-revolving term loan approximate their fair values due to their floating interest rates being in line with market interest rates. The carrying amount of the liability component of the Company’s convertible senior notes at June 30, 2009 is considered to be a reasonable approximation of the fair value due to the date of issuance of the notes being close to the current period end.

Marketable securities and investments

The Company’s investments in warrants, classified as held-for-trading, and marketable securities and investments in equity securities classified as available-for-sale are recorded at fair value.  Fair values for marketable securities and investments in equity securities are quoted market prices.  Fair values for investments in warrants are estimated using the Black Scholes option pricing model.  The balances outstanding for these instruments at June 30, 2009 and December 31, 2008 and the gains and losses for the three and six months ended June 30, 2009 and 2008 are as follows:
	June 30 2009	December 31 2008
Marketable securities
Marketable securities – available-for-sale	$12.9	$10.1

Investments
Equity securities – available-for-sale	$196.7	$70.7
Warrants – held-for-trading	1.6	1.2
	$198.3	$71.9

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Available-for-sale	Mark-to market gains (losses) in OCI	Mark-to-market gains in OCI	Mark-to market gains in OCI	Mark-to-market gains in OCI
Marketable securities	(3.3)	$1.7	$2.8	$3.3
Investments in equity securities	31.6	6.6	58.3	6.7
	28.3	$8.3	$61.1	$10.0
Future tax expense in OCI	(2.6)	(2.4)	(8.6)	(9.3)
	25.7	$5.9	$52.5	$0.7

GOLDCORP | 55

Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Warrants – held-for-trading	Gains in net earnings	Gains in net earnings	Gains in net earnings	Gains (losses) in net earnings
Realized losses, net of tax	$-	$-	$-	$(2.9)
Unrealized mark-to-market gains
Investments	0.1	-	0.4	1.6
Future tax recovery	-	-	-	(0.2)
	0.1	-	0.4	1.4
	$0.1	$-	$0.4	$(1.5)

During the three and six months ended June 30, 2009, the Company invested $46.2 million and $67.7 million in equity securities, respectively (six months ended June 30, 2008 - $nil).

Derivative instruments

(i)	Foreign currency, heating oil and copper contracts

During the six months ended June 30, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. At June 30, 2009 foreign currency derivative contracts outstanding which expire over the next twelve months were as follows:

1.	Canadian dollar forward contracts to sell $30.0 million at 1.26 to the US dollar;

2.	Canadian dollar call options held to sell $45.0 million at 1.22 to the US dollar;

3.	Canadian dollar put options written to buy $45.o million at 1.25 to the US dollar;

4.	Mexican peso forward contracts to sell $30.0 million at 14.57 to the US dollar;

5.	Mexican peso call options held to sell $30.0 million at 12.90 to the US dollar; and

6.	Mexican peso put options written to buy $30.0 million at 14.27 to the US dollar.

During the six months ended June 30, 2009, the Company entered into heating oil forward contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price. At June 30, 2009, the Company had outstanding forward contracts to purchase 1.8 million gallons of heating oil at an average price of $1.46 per gallon that settle between July 1, 2009 and December 31, 2009.

During the three months ended June 30, 2009, the Company entered into copper option contracts that are cash settled to manage its exposure to copper price volatility. The Company did not enter into any such contracts during the three months ended March 31, 2009. At June 30, 2009, the Company’s outstanding copper option contracts which settle between July 1, 2009 and December 31, 2009 were as follows:

1.	Options held to sell 15.2 million pounds at an average price of $2.02 per pound; and

2.	Options written to buy 15.2 million pounds at an average price of $2.31 per pound.

The above contracts meet the definition of derivatives and do not meet the criteria for hedge accounting.  As a result, they are marked-to-market and measured at fair value at the end of each period with changes to fair value included in earnings for the period. The fair values of foreign currency contracts are determined based on various market variables, including foreign exchange

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

forward curves, exchange rate volatility and the risk-free interest rate. The fair values of heating oil forward and copper option contracts are determined by reference to published heating oil and copper prices in an active market.

At June 30, 2009, the fair value of derivative contracts outstanding and the gains included in earnings for the three and six months then ended are as follows:
	June 30 2009	December 31 2008
Current derivative assets, included in other current assets:
Foreign currency contracts	$8.5	$-
Heating oil forward contracts	0.9	-
Copper option contracts	1.4	-
	10.8	-
Current derivative liabilities included in accounts payable and accrued liabilities:		-
Foreign currency contracts	(1.0)	-
Copper option contracts	(3.0)	-
	(4.0)	-
	$6.8	$-

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Realized gains (losses) on matured contracts	$2.8	$(10.5)	$2.9	$(18.6)
Unrealized mark-to-market gains (losses) on outstanding contracts and reversal of mark-to-market losses (gains) on matured contracts	5.9	9.8	6.8	(13.7)
Gain (loss) on non-hedge derivatives, net	$8.7	$(0.7)	$9.7	$(32.3)

(ii)	Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2009 or December 31, 2008.

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(b)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no significant change in the Company’s exposure to credit risk and its objectives and policy for managing these risks during the six months ended June 30, 2009.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the three and six months ended June 30, 2009, the Company generated operating cash flows from continuing activities of $263.7 million and $561.8 million, respectively (three and six months ended June 30, 2008 - $184.7 million and $401.0 million, respectively).

At June 30, 2009, Goldcorp held cash and cash equivalents of $866.0 million (December 31, 2008- $262.3 million) and had working capital of $915.8 million (December 31, 2008 - $286.8 million).

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At June 30, 2009, there was no amount outstanding under this credit facility. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. At June 30, 2009, the amount outstanding was C$14.5 million ($12.5 million).

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2009:

	June 30, 2009					December 31 2008
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$326.5	$-	$-	$-	$326.5	$294.0
Current derivative liabilities (note 6(a))	4.0	-	-	-	4.0	-
Debt re-payments (principal portion)	12.5	-	-	862.5	875.0	5.3
Interest payments on convertible senior notes (note 5(b))	11.3	34.5	34.5	8.6	88.9	-
Capital expenditure commitments	201.5	38.9	-	-	240.4	294.1
Minimum rental and lease payments	1.6	3.7	2.9	3.4	11.6	11.4
$557.4	$77.1	$37.4	$874.5	$1,546.4	$604.8

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

At June 30, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $237.7 million (December 31, 2008 - $201.3 million).

In the opinion of management, the working capital at June 30, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2009 with a focus on commissioning Peñasquito in January 2010 and further developing Pueblo Viejo are forecasted to be $700.0 million. These expenditures will be funded partly by cash flows from operations, available cash balances raised from the issuance of the convertible senior notes in June of 2009 (note 5(b)) and available funding under the $1.5 billion revolving credit facility.

For the periods beyond 2009, the Company’s cash flows from operations are expected to significantly increase with commercial production at Peñasquito. Cash flows from operations and available funding under the Company’s loan facilities, which include an anticipated project financing loan of up to $1.0 billion for Pueblo Viejo ($400.0 million – Goldcorp’s share), are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk.  Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At June 30, 2009, the Company had $3.4 billion of future income tax liabilities which arose from the acquisitions of Placer Dome assets and Glamis in 2006 and of Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in net earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at June 30, 2009:
June 30, 2009	Cash and cash equivalents	Accounts receivable and other current and long- term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current portion of long term debt	Future income tax liabilities
Canadian dollar	$10.2	$14.3	$(149.1)	$(100.3)	$(12.5)	$(970.8)
Mexican peso	26.9	94.3	35.3	(143.7)	-	(2,335.6)
Argentinean peso	1.6	16.2	(18.7)	(46.1)	-	(116.6)
Guatemalan quetzal	1.1	12.2	-	(14.3)	-	(16.9)
	$39.8	$137.0	$(132.5)	$(304.4)	$(12.5)	$(3,439.9)

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

December 31, 2008	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Long term debt	Future income tax liabilities
Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	-	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	-	(139.3)
Guatemalan quetzal	1.2	11.2	-	(13.3)	-	(4.6)
	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the three and six months ended June 30, 2009, the Company recognized a loss of $326.3 million and $209.6 million on foreign exchange, respectively (three and six months ended June 30, 2008 –$91.2 million and $157.8 million, respectively). Of this amount, $305.6 million and $184.2 million resulted from the translation of future income taxes denominated in currencies other than US dollars, respectively (three and six months ended June 30, 2008 - $98.4 and $155.0 million, respectively). Based on the above net exposures at June 30, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $222.7 million increase or decrease in the Company’s after-tax net earnings for the six months then ended.

During the three and six months ended June 30, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts (note 6(a)). These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual Canadian dollar and Mexican peso operating expenditures.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its outstanding revolving credit facility and non-revolving term loan and cash and cash equivalents. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate incurred by the Company during the three and six months ended June 30, 2009 on its outstanding revolving credit facility and non-revolving term loan was 0.93%. At June 30, 2009, a 10% increase or decrease in the interest rate would result in a nominal decrease or increase in the Company’s after-tax quarterly net earnings.  The average interest rate earned by the Company during the three and six months ended June 30, 2009 on its cash and cash equivalents were 0.20% and 0.21%, respectively.  A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax quarterly net earnings.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.  There has been no significant change in the Company’s exposure to price risk and its objectives and policy for managing these risks during the six months ended June 30, 2009.

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

7.	MANAGEMENT OF CAPITAL

There has been no significant change in the Company’s objectives, policies and processes for managing its capital during the six months ended June 30, 2009. The Company expects its current capital resources which includes anticipated project financing for Pueblo Viejo and projected free cash flow from continuing operations to support further exploration and development of its mining properties.

8.	INCOME AND MINING TAXES

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Current income and mining tax expense	$3.8	$43.8	$188.1	$118.8
Future income and mining tax expense (recovery)	37.7	17.8	(119.5)	126.4
	$41.5	$61.6	$68.6	$245.2

Income tax expense for the three and six months ended June 30, 2009 and 2008 differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes and non-controlling interests.  These differences result from the items noted below:

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Earnings (loss) before taxes and non-controlling interests	$(190.9)	$52.2	$127.4	$474.4
Canadian federal and provincial income tax rates	30.91%	31.45%	30.91%	31.45%
Income tax expense (recovery) based on Canadian federal and provincial income tax rates	(59.0)	16.4	39.4	149.2
Increase (decrease) attributable to:
Tax on disposition of Silver Wheaton shares	-	-	-	155.9
Foreign exchange on future income tax liabilities	94.4	30.9	56.9	48.7
Non-deductible expenditures	3.1	4.2	8.4	5.2
Effects of different foreign statutory tax rates on earnings of subsidiaries	(9.6)	1.1	(18.6)	(102.8)
Provincial mining taxes	6.5	2.5	16.2	7.2
Resource allowance	(3.4)	(2.5)	(7.1)	(3.9)
Change in valuation allowance	(3.3)	1.0	(8.4)	(6.4)
Change in reserves for uncertain tax positions	7.0	2.9	(6.0)	5.9
Impact of reduction in tax rates on future income taxes	(0.3)	(0.3)	(1.6)	(8.1)
Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	-	-	(10.2)	-
Other	6.1	5.4	(0.4)	(5.7)
Income tax expense	$41.5	$61.6	$68.6	$245.2

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

9.	SHAREHOLDERS’ EQUITY

At June 30, 2009, the Company had unlimited authorized common shares and 731.4 million common shares issued and outstanding. Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a)	Share purchase warrants

At June 30, 2009, the Company had a total of 9.2 million warrants outstanding (December 31, 2008 – 9.2 million). Of the 9.2 million warrants outstanding, 8.4 million, which were issued in 2006, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share and expire on June 9, 2011. These warrants are trading on the Toronto Stock Exchange and New York Stock Exchange. The remaining 0.8 million warrants outstanding which were issued pursuant to the acquisition of Gold Eagle in 2008, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 per share and expire on June 26, 2011.

(b)	Stock options and Restricted share units

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options, with a maximum exercise period of five years, to be granted to employees and officers. Of the 16.5 million stock options outstanding at June 30, 2009, 14.4 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 4.9 million stock options during the three months ended June 30, 2009 which vest over 3 years, are exercisable at C$35.62 to C$39.36 per option, expire in 2014 and have a fair value of $48.8 million at the date of grant. The Company issued 319,000 restricted share units (“RSU’s”) during the three months ended June 30, 2009 with a fair value of $7.1 million at the date of issuance, a portion of which vested immediately and the remaining portion vests over 3 years.

The Company granted 120,000 stock options during the three months ended March 31, 2009 which vest over 3 years, are exercisable at C$37.82 per option, expire in 2014 and have a fair value of $1.6 million at the date of grant. The Company issued 50,000 restricted share units (“RSU’s”) during the three months ended March 31, 2009 which vest over 3 years and have a fair value of $1.5 million at the date of issuance.

The amounts representing stock options and RSU’s vested during the three and six months ended June 30 and credited to shareholders’ equity are as follows:
	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Goldcorp	$12.8	$15.1	$24.2	$17.9
Terrane	-	0.2	-	0.7
Silver Wheaton	-	-	-	1.1
	$12.8	$15.3	$24.2	$19.7

Of the $12.8 million and $24.2 million for the three and six months ended June 30, 2009, respectively, (three and six months ended June 30, 2008 - $15.3 million and $19.7 million, respectively) $0.4 million and $2.3 million, respectively, (three and six months ended June 30, 2008 - $nil) relates to the development of Peñasquito and is capitalized and included in the carrying amount of the mining property (note 4(b)). The remaining $12.4 million and $21.9 million, respectively, (three and six months ended June 30, 2008 – $15.3 million and $19.7 million, respectively) is recorded as stock based compensation expense and included in corporate administration.

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

A summary of changes in outstanding stock options is as follows:
	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2008	14,025	$22.12
Granted	4,520	39.77
Issued in connection with the acquisition of Gold Eagle	569	27.65
Exercised	(5,392)	20.25
Cancelled	(451)	31.78
At December 31, 2008	13,271	$28.85
Granted	5,003	35.73
Exercised	(1,539)	23.93
Cancelled	(235)	36.53
At June 30, 2009	16,500	$31.28

The following table summarizes information about the options outstanding at June 30, 2009:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$3.25	69	$3.25	0.7	69	$3.25	0.7
$8.06 – $10.45	203	10.45	0.9	203	10.45	0.9
$12.52 – $15.00	461	12.73	1.3	461	12.73	1.3
$16.87 – $19.23	2,344	18.76	5.5	2,344	18.76	5.5
$23.39 – $27.14	2,472	25.74	6.2	2,412	25.77	6.2
$28.84 – $32.57	1,470	30.94	6.3	1,431	30.91	6.3
$33.60 – $37.82	5,258	35.55	5.0	302	33.74	7.0
$39.36 – $39.77	4,223	39.76	3.9	1,390	39.77	3.9
	16,500	$31.28	4.9	8,612	$26.02	5.2

At June 30, 2009, the Company had 0.5 million RSU’s outstanding (December 31, 2008 – 0.4 million).

(c)	Employee share purchase plan

The Company’s Employee Share Purchase Plan allows Goldcorp employees to purchase the Company’s shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company matches 50% of these contributions. Compensation expense, representing the Company’s contributions measured based on the market price of the underlying shares at the date of contribution, was $0.7 million and $1.6 million for the three and six months ended June 30, 2009, respectively (three and six months ended June 30, 2008 - $0.7 million and $1.6 million, respectively).

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(d)	Diluted earnings per share

Diluted earnings per share is calculated based on the following net earnings (loss):

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Net earnings (loss)	$(231.6)	$(9.2)	$59.3	$220.3
Effect of dilutive securities:
Convertible senior notes – interest expensed during the period, net of tax	-	-	2.8	-
Diluted net earnings (loss)	$(231.6)	$(9.2)	$62.1	$220.3

Diluted earnings per share is calculated based on the following weighted-average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2009	2008	2009	2008
Basic weighted-average number of shares outstanding	730,539	710,774	730,147	709,740
Effect of dilutive securities:
Stock options	-	-	3,018	4,364
RSU’s	-	-	451	375
Share purchase warrants	-	-	61	-
Convertible senior notes	-	-	2,582	-
Diluted weighted-average number of shares outstanding	730,539	710,774	736,259	714,479

As a result of losses incurred during the three months ended June 30, 2009 and 2008, the effect of the following securities was anti-dilutive, and therefore excluded from the computation of diluted weighted-average number of shares:

	Three Months Ended June 30
(in thousands)	2009	2008
Stock options	7,433	4,517
RSU’s	451	375
Share purchase warrants	8,516	8,439
Convertible senior notes	5,136	-

The following lists the securities excluded from the computation of diluted earnings per share for the six months ended June 30, 2009 and 2008 because the underlying exercise prices exceeded the average market value of the common shares of C$37.61 and C$39.73, respectively:

	Six Months Ended June 30
(in thousands)	2009	2008
Stock options	4,343	4,520
Share purchase warrants	8,439	8,439

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30 2009	December 31 2008
Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Mark-to-market gains (losses) on available-for-sale marketable securities and investments, net of tax of $9.3 million (December 31, 2008 - $0.7 million) (note 6(a))	47.5	(5.0)
	$149.4	$96.9

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Change in non-cash operating working capital
Accounts receivable	$(11.4)	$(19.9)	$(33.4)	$(13.0)
Income and mining taxes receivable	(22.4)	(4.9)	(29.9)	(3.3)
Inventories and stockpiled ore	(21.1)	(27.6)	(44.5)	(45.2)
Accounts payable and accrued liabilities	53.7	45.2	46.3	31.1
Income and mining taxes payable	(2.0)	(19.5)	74.7	18.1
Other	(9.7)	(14.9)	(2.9)	(52.1)
	$(12.9)	$(41.6)	$10.3	$(64.4)

Non-cash investing activities
Addition to mining interests under capital lease	$-	$-	$8.5	$-

Operating activities included the following cash payments
Interest paid	$0.7	$0.3	$1.1	$7.2
Income and mining taxes paid	$35.9	$57.8	$46.4	$89.9

Cash and cash equivalents are comprised of:
	June 30 2009	June 30 2008
Cash	$154.6	$55.2
Short-term money market investments	711.4	1,105.6
	$866.0	$1,160.8

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

12.	SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)
	Three Months Ended June 30, 2009
Red Lake	$119.3	$22.6	$52.2	$24.2
Porcupine	72.5	16.0	21.0	8.9
Musselwhite	66.9	7.5	21.2	16.4
Éléonore gold project	-	-	-	19.4
Terrane	-	-	(1.1)	1.8
Wharf	18.5	2.1	3.9	0.5
Marigold	18.2	3.0	0.6	15.4
San Dimas	29.6	0.1	15.3	5.4
Los Filos	54.9	11.1	9.4	18.8
El Sauzal	49.0	26.7	12.1	3.0
Peñasquito	-	-	-	153.0
Mexican exploration projects	-	-	-	-
Alumbrera	128.7	18.3	32.9	3.8
Marlin	68.5	18.3	23.5	13.4
Cerro Blanco	-	-	-	2.0
Pueblo Viejo	-	-	-	64.0
El Limón	-	-	-	-
Other (1)	2.5	2.1	(35.7)	1.4
Total	$628.6	$127.8	$155.3	$351.4

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)	Total assets
	Six Months Ended June 30, 2009				At June 30, 2009
Red Lake	$269.2	$44.1	$133.0	$46.1	$3,208.2
Porcupine	144.0	31.7	40.6	13.3	471.0
Musselwhite	117.7	14.1	33.9	31.9	371.5
Éléonore gold project	-	-	-	22.3	870.0
Terrane	-	-	(2.1)	6.4	198.6
Wharf	32.2	3.5	5.8	0.8	69.6
Marigold	36.0	6.0	1.1	17.2	252.1
San Dimas	60.1	2.7	30.6	8.9	135.5
Los Filos	110.7	22.3	25.3	40.2	936.4
El Sauzal	116.1	52.8	43.7	4.3	269.4
Peñasquito	-	-	-	318.0	10,277.3
Mexican exploration projects	-	-	-	-	167.3
Alumbrera	223.4	36.6	63.0	7.3	777.9
Marlin	141.5	36.1	52.4	20.8	883.9
Cerro Blanco	-	-	-	5.6	55.9
Pueblo Viejo	-	-	-	159.4	417.5
El Limón	-	-	-	-	89.8
Other (1)	2.5	4.2	(70.2)	3.3	857.6
Total	$1,253.4	$254.1	$357.1	$705.8	$20,309.5

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)
	Three Months Ended June 30, 2008
Red Lake	$126.2	$21.5	$51.3	$22.0
Porcupine	63.3	19.4	(2.6)	12.7
Musselwhite	44.4	6.1	4.2	11.8
Éléonore gold project	-	-	(0.3)	22.7
Terrane	-	-	(1.2)	3.8
Wharf	15.9	0.9	6.3	2.4
Marigold	22.8	2.6	1.9	2.6
San Dimas	20.8	0.8	1.4	9.9
Los Filos	53.1	10.8	14.9	9.8
El Sauzal	61.4	24.5	26.2	3.4
Peñasquito	-	-	-	155.0
Mexican exploration projects	-	-	-	0.2
Alumbrera	157.1	18.1	52.6	4.2
Marlin	63.7	14.2	26.1	8.1
Cerro Blanco	-	-	-	-
Pueblo Viejo	-	-	-	26.0
El Limón	-	-	-	-
Other (1)	3.0	1.0	(44.6)	8.6
Total	$631.7	$119.9	$136.2	$303.2

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures on mining interests (including deposits)	Total assets
	Six months ended June 30, 2008				At June 30 2008
Red Lake	$246.5	$40.1	$99.8	$52.8	$1,622.6
Porcupine	128.8	30.2	6.7	22.7	556.4
Musselwhite	84.3	12.0	4.7	19.2	360.3
Éléonore gold project	-	-	(0.3)	42.4	789.4
Terrane	-	-	(2.9)	6.9	187.2
Wharf	27.3	1.8	9.3	3.0	48.4
Marigold	43.0	5.0	7.2	3.3	244.2
San Dimas	48.9	3.3	12.1	17.3	33.8
Los Filos	100.1	21.0	36.3	22.1	845.6
El Sauzal	115.7	45.9	49.6	5.7	393.2
Peñasquito	-	-	-	359.3	9,552.7
Mexican exploration projects	-	-	-	0.2	167.0
Alumbrera	290.1	32.6	120.8	8.7	806.9
Marlin	143.3	30.8	67.4	11.7	866.2
Cerro Blanco	-	-	-	-	42.4
Pueblo Viejo	-	-	-	36.4	170.1
El Limón	-	-	-	-	89.8
Silver Wheaton (2)	27.6	2.0	17.4	-	-
Other (1)	2.8	6.4	(72.5)	10.6	1,235.9
Total	$1,258.4	$231.1	$355.6	$622.3	$18,012.1

(1)	Includes cost of silver sales in San Dimas, corporate activities and the results of San Martin, which commenced reclamation activities in October 2007.

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Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(2)	The Company disposed of its remaining 48% interest in Silver Wheaton on February 14, 2008.

(3)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.

GOLDCORP | 68

Second Quarter Report – 2009

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

HEAD OFFICE			STOCK EXCHANGE LISTING
Park Place			Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street			New York Stock Exchange: GG
Vancouver, BC V6C 2X8
Canada			TRANSFER AGENT
Telephone:	(604) 696-3000		CIBC Mellon Trust Company
Fax:	(604) 696-3001		Suite 1600
Website:	goldcorp.com		1066 West Hastings Street
Vancouver, BC V6E 3X1
TORONTO OFFICE			Canada
Suite 3201 – 130 Adelaide Street West			Toll free in Canada and the US:
Toronto, ON M5H 3P5			(800) 387-0825
Canada			Outside of Canada and the US:
Telephone:	(416) 865-0326		(416) 643-5500
Fax:	(416) 359-9787	Email:	inquiries@cibcmellon.com

RENO OFFICE			INVESTOR RELATIONS
Suite 310 – 5190 Neil Road			Jeff Wilhoit
Reno, NV 89502			Vice President, Investor Relations
United States		Toll free:	(800) 567-6223
Telephone:	(775) 827-4600	Email:	info@goldcorp.com
Fax:	(775) 827-5044
AUDITORS
MEXICO OFFICE			Deloitte & Touche LLP
Arquimedes #130 – 8th Floor, Polanco			Vancouver, BC
11560 Mexico, DF Mexico
Telephone:	52 (55) 9138-4000
Fax:	52 (55) 5280-7636

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